EXHIBIT (4q)


                  SECOND AMENDMENT TO 9.96% SENIOR SUBORDINATED

                        NOTES DUE FEBRUARY 1, 2010


     This Amendment, effective as of December 26, 1998, shall constitute the Second Amendment to the 9.96% Senior Subordinated Notes due February 1, 2010, by and between New York Life Insurance Company, or registered assigns, and Dixie Yarns, Inc. dated February 6, 1990, in the aggregate principal amount of $50,000,000 and the related Loan Agreement dated February 6, 1990, by and between the same parties, which is incorporated therein by reference (together the "NYL NOTES"). All defined terms herein shall have the same meaning as in the NYL Notes unless a different meaning is clearly set forth herein.


     WHEREAS, Dixie Yarns, Inc. (the "COMPANY"), whose name has been changed to The Dixie Group, Inc., and New York Life Insurance Company or registered assigns (the "HOLDERS") have agreed to certain amendments to the terms of the NYL Notes as set forth herein; and


     WHEREAS, the parties hereto desire to amend the NYL Notes to reflect the amendments agreed upon by them.


     NOW, THEREFORE, for and in consideration of the mutual promises contained herein and other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be bound hereby, agree as follows:


     1. Section 9, paragraph (A) of the NYL Notes is hereby deleted in its entirety and the following is substituted therefor:

         (A) FUNDED INDEBTEDNESS OF THE COMPANY. The Company will not borrow or incur additional Funded Indebtedness if, immediately after giving effect thereto, the aggregate principal amount of Funded Indebtedness would exceed the percentage ratio set forth in the table below of the Capitalization of the Company; except that nothing in this paragraph (A) shall prohibit the renewal or refinancing of any Funded Indebtedness heretofore or hereafter incurred or assumed in compliance with this paragraph (A), provided such renewal or refinancing shall not result in an increase in the outstanding principal amount of such Funded Indebtedness.


               PERIOD                              RATIO

           Fiscal year 1999                         70.0%
           Fiscal year 2000 and thereafter          67.5%

     For the purpose of this paragraph only, Funded Indebtedness shall mean as of any date of determination the sum of all indebtedness, whether senior or subordinated indebtedness, (including the 7% Convertible Subordinated Debentures due 2012), which would in accordance with generally accepted accounting principles constitute long term or short term debt, any amount of off-balance sheet financing that is not shown on the balance sheet as debt, (including the 6.08% Trade Receivable-Backed Certificates, Series 1993-1), all reimbursement obligations under any letters of credit or acceptances (excluding letters of credit incurred in the ordinay course by another person other than with respect to Indebtedness of such person for money borrowed, including, without limitation, letters of credit issued for workers compensation and other insurance liabilities and trade letters of credit), all guarantees of obligations of another person, whether direct or indirect, contingent or otherwise, including but not limited to an obligation of such other person to purchase or otherwise acquire, or otherwise insure any creditor against loss in respect of, Indebtedness of any other person for borrowed money, and any amount representing mandatory dividend rights on capital stock or other equity of the Company. Capitalization shall mean as of any date of determination Funded Indebtedness plus Stockholders Equity (Net Worth) as reflected on the consolidated balance sheet of the Company plus an amount of $31,400,000 incurred with respect to the write-down of assets of T-C Threads, Inc. and its Subsidiaries.


     2. Section 9, paragraph (F) of the NYL Notes is hereby deleted in its entirety and the following is substituted therefor:

         (F) DIVIDENDS. The Company will not declare or pay, or set apart any funds for the payment of, any dividends (other than dividends paid or payable in capital stock of the Company) on any shares of capital stock of the Company, by reduction of the Company's capital surplus or otherwise, or make any other distribution in respect of any shares of capital stock of the Company (hereinafter defined as "DIVIDEND ACTION OR PAY DIVIDENDS"), until (i) the Company's Interest Coverage Ratio for the Applicable Period immediately preceding such Dividend Action is less than 1.50 to 1; and (ii) the ratio of Total Debt to EBITDA is less than 3-to-1. From and after the first date the ratio of Total Debt to EBITDA is less than 3-to-1, the Company may Pay Dividends not to exceed in the aggregate an amount equal to fifty percent (50%) of aggregate Consolidated net income accrued subsequent to the end of the fiscal quarter when the Company first obtains a ratio of Total Debt to EBITDA Less than 3-to-1. If at any time after the first date in which the Company becomes eligible to Pay Dividends, the ratio of Total Debt to EBITDA exceed 4-to-1, then the Company shall no longer be allowed to Pay Dividends until and unless the ratio of Total Debt to EBITDA is again less than 4-to-1. Thereafter the Company may Pay Dividends in an aggregate amount not to exceed fifty percent (50%) of aggregate Consolidated net income accrued subsequent to the end of the fiscal quarter when the Company first obtained a ratio of Total Debt to EBITDA less than 3-to-1. The determination of the Interest Coverage Ratio and the ratio of Total Debt to EBITDA as referenced herein shall be made from the financial statements provided by the Company pursuant to the requirements of the NYL Notes at the end of each fiscal quarter calculating the Interest Coverage Ratio and the ratio of Total Debt to EBITDA for the period consisting of the immediately preceding four fiscal quarters (the "Applicable Period").

         For the purpose of determining the Company's compliance with these obligations, Interest Coverage Ratio shall mean (I) Consolidated net income as defined in the NYL Notes plus, to the extent deducted in determining such Consolidated net income, interest expense of the Company and its subsidiaries for the Applicable Period and any provision for taxes for such period (whether paid or deferred), exclusive of any non-cash gains or losses from the disposals of segments recorded in the fiscal year ended December 26, 1998 ("EBIT"), to (ii) interest expense, of the Company and its subsidiaries, for the Applicable Period and, the ratio of Total Debt to EBITDA shall mean, with respect to the Applicable Period, the ratio of (I) Consolidated Total Debt as defined in the NYL Notes divided by (ii) EBITDA. EBITDA shall mean the Company's EBIT plus depreciation and amortization for such Applicable Period. The calculation of EBIT and EBITDA for any Applicable Period will include, in addition to the Company's EBIT and EBITDA, the pre-acquisition EBIT and EBITDA of any business, substantially all of the assets of which are acquired by the Company during such Applicable Period, calculated on a trailing basis using audited information where available.

     3. Section 9, paragraph (G) of the NYL Notes is hereby deleted in its entirety and the following is substituted therefor:

         (G) MINIMUM NET WORTH. The Company will not permit its consolidated Net Worth, measured at the end of each fiscal quarter, at any time to be less than 90% of the amount of consolidated Net Worth measured at the end of the Company's fiscal year ended December 26, 1998 (such amount to be furnished by the Company in writing to the Holders as soon as practicable after the Company determines such amount but, in any event, not later than March 31, 1999), plus fifty percent (50%) of the aggregate cumulative Consolidated net income (excluding losses), for any fiscal quarter from and after December 26, 1998; provided however, that net losses for any fiscal quarter during a fiscal year may be offset to the extent of the net income during another fiscal quarter in the same fiscal year, but net losses for any fiscal year shall not be offset against net income for any other fiscal year and any such net losses shall not reduce the amount of the minimum net worth requirements at the beginning of such fiscal year.

     4. ADDITIONAL INTEREST. As consideration for the amendments of the NYL Notes as herein provided for, the Company agrees to pay to the holders as additional interest on the principal amount outstanding under the NYL Notes, an amount determined by increasing the 9.96% per annum rate of interest by the applicable amount determined from the chart set forth below, which is based on the Company's ratio of Total Debt to EBITDA. The applicable increase in the interest rate, if any, shall be effective the first day of the calendar month following the end of the fiscal quarter for which the ratio has been determined. The initial interest adjustment will take place on the effective date of the Second Amendment and remain in effect at least through the Company's first fiscal quarter 1999.

           Ratio of Total                 Amount of Interest
           Debt to EBITDA                   Rate  Increase

              >4.5                               .65%
           >4.0; <4.5                            .50%
           >3.5; <4.0                            .35%
           >3.0; <3.5                            .20%
              <3.0                                 0%

The ratio of Total Debt to EBITDA shall be determined using the same method used in Section 9, Paragraph (F).

     5. As consideration for the amendments of the NYL Notes as herein provided for, the Company agrees to pay to the holders, to be divided ratably between them, an additional fee in the amount of $250,000.

     6. Notwithstanding the provisions of Section 9(B) and (D) of the NYL Notes, all wholly owned subsidiaries of the Company that have assets of $1,000,000 or more, except for Dixie Funding, Inc., shall guarantee the NYL Notes and shall be permitted to guarantee the Senior Indebtedness of the Company. All such guarantees of such Subsidiaries of the Company of the NYL Notes shall be subordinated to the obligations of the subsidiaries under the guarantee of the Senior Indebtedness in the same manner and to the same extent as are the NYL Notes are subordinated to the Senior Indebtedness, and such subordination provisions shall be expressly set forth in any such guarantees of the NYL Notes.

     7. The Company shall provide calculations of and a certificate of compliance with the Dividends, Minimum Net Worth and Funded Indebtedness requirements set forth herein and the Additional Interest payment required herein as soon as reasonably possible, and in any event within 60 days after the close of each of the first three fiscal quarters of the Company in each fiscal year and within 90 days after the close of each fiscal year of the Company.

This Second Amendment shall replace and supercede the previous Amendment to the NYL Notes. In all other respects except as specifically amended herein, the NYL Notes shall remain in effect as on the date hereof unchanged. This amendment has been approved in accordance with the provisons of Section 10 of NYL Notes and has been approved by 66-2/3% of the NYL Note holders as evidenced by their signatures hereto.




The Dixie Group, Inc., formerly
Dixie Yarns, Inc.

By:  Gary A. Harmon

Its:  Treasurer


New York Life Insurance                     New York Life Insurance
Company                                     and Annuity Corporation

By:  Steven M. Benevento                    By:  Steven M. Benevento


Its:  Director                              Its:  Director